January 19, 2021

VIA EDGAR

Taylor Beech, Esq.
Securities and Exchange Commission
Office of Trade & Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                          RADA Electronic Industries Ltd.
                                               Registration Statement on Form F-3
                                                 File No. 333-252015

Dear Ms Beech:

The undersigned, on behalf of RADA Electronic Industries Ltd. ("RADA"), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Thursday, January 21, 2021, or as soon thereafter as possible.

Management of RADA is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,
/s/Avi Israel
Avi Israel
Chief Financial Officer